EXHIBIT D.2.1

      Holyoke Water Power Company, Holyoke Power and Electric
                           Company

      Docket Nos. EC01-127-000, ER01-2620-000, ER01-2611-000

         FEDERAL ENERGY REGULATORY COMMISSION - COMMISSION

             97 F.E.R.C. P61,058; 2001 FERC LEXIS 2470

      RDER AUTHORIZING DISPOSITION OF JURISDICTIONAL FACILITIES
                AND ACCEPTING AMENDMENT TO CONTRACT

                       October 15, 2001



CORE TERMS: regulation, protest, public interest, jurisdictional, hydroelectric, energy, termination, motion to intervene, sale of certain, adverse effect, modifications, subsidiary, delivery, approve, retail, impair, Commission's Rules of Practice, Federal Power Act, service agreement, state regulation, transmission, terminated, generating, terminate, affiliate, wholesale, modified, customers, assigned, commit

PANEL: [*1}   Before Commissioners: Pat Wood, III, Chairman;
William L. Massey, Linda Breathitt, and Nora Mead Brownell.

OPINION:

   In this order, we authorize the sale of certain jurisdictional facilities, grant approval for the terminations of and modifications to certain rate schedules, and grant approval for the addition of two delivery points. The transaction is consistent with the public interest because it will not adversely affect competition, rates or regulation.

Background

    On July 17, 2001, in Docket Nos. EC01-127-000 and ER01-2620-
000, Holyoke Water Power Company (HWP) and its wholly-owned subsidiary, Holyoke Power and Electric Company (collectively, "Applicants"), filed an application pursuant to sections 203 and
205 of the Federal Power Act (FPA) <FN1>    seeking a Commission
order authorizing the sale of certain jurisdictional facilities and accepting an amendment to a related transmission service agreement
 .

   Also on July 17, 2001, in Docket No. ER01-2611-000, Northeast [*2] Utilities Service Company (NU) filed on behalf of its subsidiaries HWP and HP&E, and its affiliate, Select Energy, Inc. (Select), a notice of termination of HWP's First Revised Rate Schedule FERC No. 75, Select's First Revised Rate Schedule FERC No. 5, and modifications to HP&E's First Revised Rate Schedule FERC No.
33. First Revised Rate Schedule FERC No. 75 is the power sales agreement between HWP and HP&E for the sale of energy. Under this rate schedule, HWP sells to HP&E 43.8MW or 100% of the output from the hydroelectric facilities pending approval of the sale in EC01-127-000. HP&E sells the hydroelectric energy and additional energy from one other coal-fired unit to Select under HP&E First Revised Rate Schedule FERC No. 33. Select then sells enough hydroelectric power back to HWP to meet HWP's retail obligations in exchange for the retail revenues, less HWP's transmission and distribution costs to serve those customers under Select First Revised Rate Schedule FERC No. 5. The associated rate schedules for these hydroelectric facilities will therefore need to be modified or terminated. For these terminations and revisions, NU requests an effective date in
the 205 filing as of  [*3]   the closing of the sale under Docket
No. EC01-127-000.

   Applicants are operating subsidiaries of NU. In Docket No. EC01-127-000, pursuant to a Settlement Agreement, Applicants propose to transfer certain facilities, including a hydroelectric project, to the City of Holyoke Gas & Electric Department ("the City" or "HG&E") for approximately $17.5 million. The settlement is intended to resolve pending litigation between HWP and the City. Applicants maintain that the proposed disposition of facilities is consistent with the public interest. Applicants state that this transaction will have no adverse effect on wholesale competition or rates and will not impair federal or state regulation. NU therefore requests that First Revised Rate Schedule FERC No. 75 be terminated, since HWP will no longer own the facility to sell the energy. NU also requests that HP&E First Revised Rate Schedule FERC No. 33 be modified to remove only the sale of power originating from the hydroelectric facilities. In addition, HWP's retail customers will be assigned to the City, resulting in Select's First Revised Rate Schedule FERC No. 5 becoming redundant. NU therefore requests the termination of Select First Revised [*4] Rate Schedule FERC No. 5.

   In Docket No. ER01-2620-000, HWP and HP&E jointly request that the Commission allow them to change their Network Integration
Transmission Service agreement with the City of Holyoke to add two delivery points.

Notice of Filing

   Notice of Applicants' filing was published in the Federal Register, 66 Fed. Reg. 39,746 (2001), with comments, protests, and interventions due on or before August 10, 2001. On August 10, 2001, Chicopee Municipal Lighting Plant (Chicopee) submitted a timely protest and motion to intervene in Docket No. EC01-127-000. On August 27, 2001, Applicants answered the protest and motion to intervene in an attempt to alleviate the concerns of Chicopee. Further, on September 7, 2001, Chicopee responded to Applicants' answer by reiterating its concerns but also stating that it does not wish to delay the proceedings of the proposed asset transfer. No protests or interventions were filed in Docket Nos. ER01-2611-000 or ER01-2610-000.

Discussion

   A. Procedural Matters

   Pursuant to Rule 214 of the Commission's Rules of Practice and
Procedure, n2 Chicopee's timely, unopposed motion to intervene and protest serves to make [*5] it a party to this proceeding.

   While Rule 213(a)(2) of the Commission's Rules of Practice and Procedure, 18 C.F.R. 385.213(a)(2) (2000), generally prohibits an answer to a protest, we will accept Applicants' answer, as it aids our understanding and resolution of the issues. We, however, are not persuaded to allow Chicopee's answer to Applicants' answer, and accordingly will reject it.

   B. The Disposition of Facilities

   Section 203(a) of the FPA provides that the Commission must approve a proposed disposition if it finds that the disposition
"will be consistent with the public interest." <FN3>    The
Commission generally takes account of three factors in analyzing proposed dispositions of facilities: (a) the effect on competition;
(b) the effect on rates; and (c) the effect on regulation. <FN4>

[*6]

   Applicants claim that the proposed transaction will not have an adverse effect on competition, rates, or regulation. With respect to competition, Applicants note that the amount of generation involved is de minimis and will have a negligible effect on market concentration in the New England Power Pool (NEPOOL). n5 With respect to rates, Applicants state that the proposed transaction will only affect Applicants' affiliate, Select Energy, Inc., as the entire output of the projects is currently sold under various wholesale sales contracts with Select. According to the application, Applicants and Select will make a separate filing pursuant to section 205 to: (1) terminate the HWP/HP&E Hydroelectric Agreement between HWP and HP&E; (2) amend the Power Sales Agreement between HP&E and Select to remove the sale of power from the hydro-facilities from that Agreement; and (3) to terminate the requirements service agreement between HWP and Select. With respect to regulation, Applicants contend that the proposed transaction will not impair Commission regulation of the jurisdictional facilities, nor will it result in the formation of a new registered holding company system, and will not [*7] impair the effectiveness of state regulation.

   Chicopee argues that the proposed transfer would render the NU Companies unable to perform their obligations under a 1991 Transmission Service Agreement (Chicopee Agreement). Under the Chicopee Agreement, Chicopee receives power at the Prospect Substation, one of the jurisdictional assets proposed to be transferred to HG&E. Chicopee contends that Applicants have not assigned their responsibilities under the Chicopee Agreement to HG&E. Therefore, Chicopee claims that the proposed transfer would have an adverse impact on its contractual rights which would not be in the public interest.

   In their response, Applicants commit that Chicopee will be held harmless from the proposed [*8] sale. Specifically, Applicants commit to make the appropriate arrangements to ensure continued use by Chicopee of the Prospect Substation under similar rate, terms and similar to those in as under the Chicopee Agreement. Based on Applicants' commitment, we find that Chicopee's concern is addressed, and Applicants' proposed transaction consistent with the public interest.

   For these reasons, we find that the proposed transaction will not have an adverse effect on competition, rates, or regulation. We note that no party disagrees. Therefore, we find, based on Applicants' commitment to Chicopee, that the proposed transaction is consistent with the public interest.

The Commission orders:

   (A) The Commission hereby approves the application for the sale of certain jurisdictional facilities in Docket No. EC01-127-000.

   (B) The Commission accepts the terminations and modifications outlined in Docket No. ER01-2611-000;

   (C) The Commission approves the addition of two delivery points in Docket No. ER01-2620-000.

By the Commission.

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

<FN1>  16 U.S.C.  824 (b) (1994).

<FN2>  18 C.F.R. 385.214 (2000).

<FN3> 16 U.S.C.  824b(a) (1994).

<FN4> See Inquiry Concerning the Commission's Merger Policy Under
the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (December 30, 1996), FERC Statutes and Regulations, Regulations Preambles January 1991-June 1996 P31,044 (1996), order on reconsideration, Order No. 592-A,62 Fed. Reg. 33,341 (June 19,
1997), 79 FERC P61,321 (1997); see also Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642,65 Fed. Reg. 70,983 (November 28, 2000), FERC Statutes and Regulations, Regulations Preambles July 1996-December 2000 P31,111
(2000), order on reh'g, Order No. 642-A,66 Fed. Reg. 16,121 (March 23, 2001), 94 FERC P61,289 (2001).

<FN5> HG&E currently has a combined generating capacity of 77 MW through ownership and entitlement interests in various generating stations located in NEPOOL. The proposed transaction would add approximately 44 MW to HG&E's total in NEPOOL, which has a total installed capacity of approximately 28,000 MW.

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